United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): June 5, 2026

SUNation Energy, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware

(State Or Other Jurisdiction Of Incorporation)

001-31588	41-0957999
(Commission File Number)	(I.R.S. Employer Identification No.)

171 Remington Boulevard Ronkonkoma, NY	11779
(Address of Principal Executive Offices)	(Zip Code)

(631) 750-9454

Registrant’s Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value, $.05 per share	SUNE	The Nasdaq Stock Market, LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On June 5, 2026, SUNation Energy, Inc., a Delaware corporation (“SUNation”), SUNation Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SUNation (“Merger Sub”), and Suniva, Inc., a Delaware corporation (“Suniva”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Suniva, with Suniva continuing as a wholly owned subsidiary of SUNation and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each then-outstanding share of Suniva capital stock (including shares of Suniva common stock and shares of Suniva preferred stock) will be converted into the right to receive a number of shares of SUNation common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”); (b) each then-outstanding Suniva warrant will be cancelled at the Effective Time, with each warrantholder entitled to receive for each warrant share a number of shares of SUNation common stock equal to the Exchange Ratio, taking into account the per share exercise price of the warrant; and (c) each then-outstanding Suniva restricted stock unit will be fully vested and converted into shares of SUNation common stock at the Exchange Ratio.

Under the Exchange Ratio in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of SUNation common stock expected to be issued in the Merger, pre-Merger Suniva stockholders are expected to own approximately 98.2% of the combined company and pre-Merger SUNation stockholders are expected to own approximately 1.8% of the combined company. The percentage of the combined company that each party’s stockholders will own following the closing is subject to adjustments as described in the Merger Agreement for the amount of SUNation’s net cash at closing relative to a specified target.

For purposes of calculating the Merger Consideration, (a) shares of SUNation common stock underlying SUNation stock options, warrants and other rights to receive shares outstanding as of immediately prior to the closing of the Merger will be deemed to be outstanding, (b) shares of SUNation common stock issuable upon the settlement of SUNation restricted stock units (excluding performance-based restricted stock units for which the performance condition has not been met) will be deemed to be outstanding, and (c) all shares of Suniva common stock underlying outstanding Suniva stock options, Suniva restricted stock units and Suniva warrants will be deemed to be outstanding.

In connection with the Merger, SUNation will seek the approval of its stockholders of, among other things, (a) the issuance of shares of SUNation common stock in connection with the Merger on the terms and conditions set forth in the Merger Agreement, (b) if Suniva deems it advisable, an amendment and restatement of SUNation’s amended certificate of incorporation, (c) if deemed necessary by SUNation and Suniva, an amendment to SUNation’s amended certificate of incorporation to effect a reverse stock split of all outstanding shares of SUNation’s common stock, (d) the conversion of certain secured insider debt to SUNation common stock, and (e) an increase in the number of shares of SUNation common stock reserved for issuance under the existing SUNation equity incentive plan of no less than 5% of the projected total post-Merger number of outstanding shares of SUNation common stock. To the extent necessary or deemed appropriate, additional proposals may be added by the SUNation board of directors, which will be included in any prospectus/proxy statement relating to the special meeting of stockholders.

Each of SUNation and Suniva has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (a) using commercially reasonable efforts to obtain the requisite approval of its stockholders, (b) non-solicitation of alternative acquisition proposals, (c) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (d) SUNation using commercially reasonable efforts to maintain the existing listing of SUNation common stock on The Nasdaq Capital Market and cause the shares of SUNation common stock to be issued in connection with the Merger to be approved for listing on The Nasdaq Capital Market prior to the closing of the Merger and (e) SUNation filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of SUNation common stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by SUNation stockholders of the matters being put to their vote, (b) approval by the requisite Suniva stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (c) Nasdaq’s approval of the listing of the shares of SUNation common stock to be issued in connection with the Merger, (d) the effectiveness of the Registration Statement, and (e) SUNation’s net cash not being less than negative $1,500,000. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains customary termination rights of each of SUNation and Suniva. Upon termination of the Merger Agreement under specified circumstances, SUNation may be required to pay Suniva a termination fee of $1,000,000, and Suniva may be required to pay SUNation a termination fee of $1,000,000. The Merger Agreement may be terminated if the Merger has not been consummated on or before January 30, 2027, subject to a potential sixty (60)-day extension in certain circumstances as set forth in the Merger Agreement.

At the Effective Time, the Board of Directors of SUNation is expected to consist of five members, all of whom will be designated by Suniva.

Voting Agreements

Concurrently with the execution of the Merger Agreement, certain key stockholders of SUNation (solely in their respective capacities as SUNation stockholders) holding approximately 10.4% of the outstanding shares of SUNation capital stock have entered into voting agreements with SUNation and Suniva to vote all of their shares of SUNation capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Voting Agreements”).

The preceding summaries of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about SUNation or Suniva or to modify or supplement any factual disclosures about SUNation in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of SUNation, Suniva and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of SUNation, Suniva or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 7.01. Regulation FD Disclosure.

On June 8, 2026, SUNation and Suniva issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act) concerning Suniva, SUNation, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current expectations and beliefs of the management of SUNation and Suniva, as well as assumptions made by, and information currently available to, management of SUNation and Suniva. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Statements that are not historical facts are forward-looking statements.

Forward-looking statements in this report include, but are not limited to, expectations regarding the proposed Merger; the potential benefits and results of the Merger and transactions contemplated thereby; the sufficiency of the combined company’s capital resources; the expected timing of the closing of the proposed transactions, including any financing and/or capital transactions as may be necessary to fund operational expansion and consummation of material operational matters; statements regarding the potential and timing of, and expectations regarding, Suniva’s energy development, solar cell technology, manufacturing capabilities, production or capacity, ability to continue its resurgence and maintenance of its manufacturing facilities, as well as the consummation of Suniva’s intended facility expansion and anticipated revenue opportunities; any statements by SUNation’s Chief Executive Officer; and statements by Suniva’s Chief Executive Officer. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the proposed Merger may not be completed on the anticipated timeline or at all; the failure to obtain required stockholder approvals, SEC effectiveness of the Form S-4 registration statement, or Nasdaq listing approval; the parties’ ability to satisfy the conditions to closing and to close expected financing; risks relating to constructing, equipping, permitting and ramping up the Laurens facility on time and on budget; the ability to convert offtake agreements into realized revenue; competition, tariffs, trade actions and changes in tax incentives, including the Section 45X advanced manufacturing production credit; technology, supply-chain and execution risks; the accuracy of third-party market data and forecasts; the operating history of Suniva; potential net losses incurred as a result of the current expansion-stage nature of Suniva, as well as net losses carried forward from SUNation’s longstanding business operations; the ability to raise additional capital; the ability of Suniva to execute on its business plans and for the combined companies to integrate SUNation’s solar installation systems into Suniva’s solar cell manufacturing operations; the effects of the One Big Beautiful Act of 2025 on the residential solar industry, which has had a material negative impact on residential solar installations since the January 2026 effectiveness thereof; Suniva’s limited experience in operating a public company; the substantial competition Suniva faces in developing and selling its solar cell development products; the ability to attract, hire, and retain skilled executive officers and employees; the ability of SUNation or Suniva to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organizations; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to SUNation’s continued listing on Nasdaq until the closing of the proposed transactions; risks related to SUNation’s and Suniva’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against SUNation, Suniva or any of their respective directors or officers related to the Merger or the proposed transactions contemplated thereby; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; the effect of the announcement or pendency of the transactions on SUNation’s or Suniva’s business relationships, operating results and business generally; compliance with and qualification for initial listing on Nasdaq related to the expected trading of the combined company’s stock on Nasdaq and the combined company’s ability to remain listed following the proposed transactions; the risk that, as a result of adjustments to the Exchange Ratio as set forth in the Merger Agreement, SUNation’s stockholders and Suniva’s stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of SUNation common stock relative to the Exchange Ratio; legislative, regulatory, political and economic developments and general market conditions, including those surrounding the viability of residential solar businesses following the loss of federal tax credits beginning in January 2026; and the other risks described in SUNation’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, the registration statement on Form S-4 to be filed with the SEC by SUNation, as well as risk factors associated with companies, such as Suniva, that operate in the energy and manufacturing industry.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the contemplated results of any such forward-looking statements will be achieved. Forward-looking statements in this Current Report on Form 8-K speak only as of the day they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by applicable law, SUNation and Suniva undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. This Current Report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in SUNation or Suniva.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement or for any other document that SUNation may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between SUNation and Suniva, SUNation intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of SUNation. SUNATION URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS, SUPPLEMENTS OR DOCUMENTS INCORPORATED BY REFERENCE IN OR TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNATION, SUNIVA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SUNation with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that SUNation communicates with investors and the public using its website (www.sunation.com) and the investor relations website (ir.sunation.com) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SUNation with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

SUNation, Suniva and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about SUNation’s directors and executive officers is included in SUNation’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation of proxies will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of June 5, 2026, by and among SUNation Energy, Inc., SUNation Merger Sub, Inc. and Suniva, Inc.*
10.1	Form of Voting Agreement
99.1	Joint Press Release issued on June 8, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SUNation undertakes to furnish supplemental copies of any of the omitted attachments upon request by the SEC, provided, however, that SUNation may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished. In addition, certain personal information has been omitted pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATUREs

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNATION ENERGY, INC.

	By:	/s/ James Brennan
James Brennan
Chief Financial Officer

Date: June 8, 2026